PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS Las Vegas Orange County PHOENIX SAN DIEGO SILICON VALLEY

August 3, 2021

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Deanna Virginio

Celeste Murphy

Franklin Wyman

Al Pavot

Re:	Tivic Health Systems, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted July 2, 2021

CIK No. 0001787740

Ladies and Gentlemen:

On behalf of our client, Tivic Health Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 9, 2021, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 2, 2021 (“Amendment No. 1 to Draft Registration Statement”). We are concurrently publicly filing via EDGAR this letter and the Company’s Registration Statement on Form S-1 (“Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on July 2, 2021), or as otherwise specifically indicated, all page references herein correspond to the page of the Registration Statement.

Securities and Exchange Commission

August 3, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.

Please revise your artwork at the forefront of the prospectus to remove the $10B US Market Segment claim. You may provide the market opportunity for indications where you have received marketing authorization for ClearUP. In your revisions, please also clarify that any market opportunity or market segment claims are for the indications where you have approved products, rather than the bioelectronic industry, and that you face competition from OTC pharmaceuticals and saline irrigation in these indications.

In response to the Staff’s comment, the Company has revised its artwork at the forefront of the prospectus as well as further clarified this disclosure as requested by the Staff.

Prospectus Summary, page 1

2.

We note your statement that you have determined that the ClearUP Gen 2 product is covered by the same regulatory clearances as ClearUP and will not require separate FDA approvals prior to commercialization. Please revise your statements here and on page 44 to reflect your disclosure on page 16 that the FDA could determine that the ClearUP Gen 2 device is not covered by the same clearance as your existing ClearUP device.

In response to the Staff’s comment, the Company has revised its disclosures on pages 1 and 44 to reflect that the FDA could determine that the ClearUP Gen 2 device is not covered by the same clearance as the Company’s existing ClearUP device.

Our Innovation, page 2

3.

We note your response to prior comment 3 and revised disclosure. Please further revise your disclosure here and on pages 44 and 49 discussing the potential for new product development to clarify that the medical device development process is inherently uncertain and that there can be no guarantee that your stimulation approach will lead to the development of approved products for other clinical indications.

In response to the Staff’s comment related to “proprietary” market research, the Company has revised its disclosures on pages 2, 44, and 49 to clarify that the medical device development process is inherently uncertain and that there can be no guarantee that the Company’s stimulation approach will lead to the development of approved products for other clinical indications.

4.

We note your response to prior comment 6 and revised disclosure. Please revise further here and on page 49 to briefly clarify (i) how the outcomes of "pain relief, a decrease in opioid medication use, and inflammation following common sinus surgeries. feasibility for at-home use of the device" were measured and assessed and (ii) whether the findings from the study were statistically significant.

In response to the Staff’s comment, the Company has revised its disclosures on pages 2 and 49 to clarify how the outcomes referenced were measured and assessed and to address the statistical significance of the findings from the study.

Securities and Exchange Commission

August 3, 2021

Competition, page 3

5.

We note your response to prior comment 5 and revised disclosure. Please revise further here and on page 46 to clarify the basis for your statement that there is increasing interest among consumers to reduce reliance on drugs and to find non-drug solutions for sinus pain and congestion. If this statement is based on management's belief or based on the survey described on page 45, please so state.

In response to the Staff’s comment, the Company has revised its disclosures on pages 3 and 46 to clarify the basis for its statement that there is increasing interest among consumers to reduce reliance on drugs and to find non-drug solutions for sinus pain and congestion.

Market Opportunity, page 45

6.	We note your response to prior comment 14 and revised disclosure. Please revise further to disclose how individuals were verified as "recurring sufferers" and selected for participation in the survey.

In response to the Staff’s comment, the Company has further revised its disclosures on page 45 to further disclose how individuals were verified as "recurring sufferers" and selected for participation in the survey.

Principal Stockholders, page 69

7.

Please explain to us why your principal stockholders table does not reference your shares of preferred stock that will convert into common stock prior to the completion of the offering. For guidance, please refer to Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its Principal Stockholder disclosures to include reference to its shares of preferred stock in accordance with Item 403 of Regulation S-K.

***

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:    Jennifer Ernst, Tivic Health Systems, Inc.